FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: October 25, 2004	By:	/s/ WANG YONGJIAN
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of change in directorship of Sinopec Beijing Yanhua Petrochemical Company Limited, published on newspapers on October 18, 2004.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0325)

QUALIFIED ACCOUNTANT

As at the date of this announcement, the Company has not employed a Qualified Accountant. The Company is in the process of locating a suitable candidate to assume such position.

Under Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, Sinopec Beijing Yanhua Petrochemical Company Limited (the “Company”) must employ an individual with the specific qualifications set out under that rule, as a qualified accountant (“Qualified Accountant”) on a full-time basis. As at the date of this announcement, the Company has not employed a Qualified Accountant. The Company is in the process of locating a suitable candidate to assume such position. The Company will make a further announcement if and when there is any major progress on this matter.

By order of the Board

Wang Yongjian

Chairman

Beijing, the PRC

18 October 2004

As at the date of this announcement, the composition of the Board is as follows: Executive directors: Mr. Wang Yongjian (Chairman), Mr. Yang Qingyu (Vice-Chairman) and Mr. Xu Hongxing (General Manager); Non-executive directors: Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin; Independent non-executive directors: Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng.

Please also refer to the published version of this announcement in the Wenweipo / South China Morning Post.